UNITED STATES ANTIMONY CORPORATION P.O. Box 643, 47 Cox Gulch Rd THOMPSON FALLS, MONTANA 59873-0643 406-827-3523 FAX: 406-827-3543 tfl3543@blackfoot.net E-MAIL

December 5, 2018

Division of Corporation Finance,
Office of Beverages, Apparel and Mining
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: United States Antimony Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
Filed April 2, 2018
Form 10-Q for the Fiscal Quarter Ended September 30, 2018 Filed November 14, 2018
File No. 001-08675

Greetings:

This responds to your letter of December 4, 2018, regarding the Company’s Form 10Q for the fiscal quarter ended September 30, 2018. With respect to the Staff’s comment in the letter, the Company responds as follows:

Comment:

We note you entered into a Member Interest and Capital Share Agreement in August 2018 to acquire a subsidiary of the sellers which includes an antimony plant, equipment and land located in Reynosa, Mexico and that you accounted for this transaction as an asset acquisition. In addition to the assets acquired, we note you also received $1.5 million from the sellers to “assist in the salvage and transportation costs of the useable equipment” and that you recognized a $1.5 million gain on plant acquisition during the third quarter. Please address the following points:

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Tell us the consideration that you transferred as part of this arrangement and how you determined its cost in accordance with ASC paragraphs 805-50-30-1 and 30-2.

Management determined that no consideration was transferred by the Company under the terms of the Member Interest and Share Capital Purchase Agreement (“Agreement”). The agreement has a confidentiality clause that requires approval of the sellers before public disclosure. We can provide a copy of the agreement separately upon request. The purchase price of the Member Interest was a negative $1,500,000 transferred from the seller to the Company.

The Agreement provided for no continuing obligation or performance obligations by the Company to the seller. While the Agreement contemplated that the funds would be used for salvage and transportation costs of the useable equipment, there is no requirement that the funds be used for such. The Company could leave the equipment in place without violating the terms of the Agreement.

Management determined that no liabilities were assumed beyond those known and were part of the Adjustment Items as provided in the Agreement. Management assessed the potential environmental and reclamation requirements but did not identify any through the filing date of the Form 10Q nor through the date of this letter.

●
Identify where you recorded the underlying assets that you purchased under this arrangement and how you determined the amounts recorded.

Because no consideration was transferred, management determined that the purchase price was zero. Thus, no amounts were assigned to the acquired assets. It is anticipated that refurbishing costs incurred on these assets will be capitalized.

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Provide further details of the terms of the agreement with the sellers including those related to any obligations you are required to perform as part of this arrangement and any recourse that the sellers may have as a result of non-performance.

See responses above. The Company identified no continuing obligations as part of the arrangement and there are no provisions for non-performance in the Agreement.

●
Tell us how your full recognition of the gain is consistent with your expectation that you will incur $350,000 to $500,000 to finish decommissioning of the Reynosa plant as disclosed at page 20.

The Company is decommissioning the plant and disclosed the estimated costs as part of the Financial Condition and Liquidity portion of Management’ Discussion and Analysis. However, there is no requirement under the Agreement that the plant be decommissioned. The costs will be expensed or capitalized, as appropriate, when incurred.

Closing Comments

In accordance with the Staff’s request, we acknowledge that:

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The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory, or if the Staff has any further comments on our filings.

Sincerely,

/s/ Daniel L Parks
_______________________________________
By: Daniel L Parks
Its: Chief Financial Officer